UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

09059990

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47904

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 AND ENDING 12/31/08
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DBA: JOHN JAMES INVESTMENTS, LTD
John James Futures Group, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8463 SHERIDAN DRIVE
(No. and Street)

WILLIAMSVILLE, NY 14221
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
YVONNE S. PILICHOWSKI 716-633-2323
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TOSKI, SCHAEFER & CO., PC.
(Name – *if individual, state last, first, middle name*)

555 INTERNATIONAL DR., WILLIAMSVILLE NY 14221
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
MAR 03 2009
Washington, DC
103

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, YVONNE S. PILICHOWSKI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JOHN JAMES INVESTMENTS LTD, as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN JAMES INVESTMENTS, LTD.

Financial Statements and Supplemental Schedule

December 31, 2008

(With Independent Auditors' Report and
Supplemental Report on Internal Control)

TOSKI, SCHAEFER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
555 INTERNATIONAL DRIVE
WILLIAMSVILLE, NEW YORK 14221
TELEPHONE (716) 634-0700
FAX (716) 634-0764

INDEPENDENT AUDITORS' REPORT

The Shareholder
John James Investments, Ltd.

We have audited the following financial statements of John James Investments, Ltd. (the Company) as of and for the year ended December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of John James Investments, Ltd. at December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedule of John James Investments, Ltd. as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Toski, Schaefer & Co., P.C.

Williamsville, New York
February 28, 2009

JOHN JAMES INVESTMENTS, LTD.
Statement of Financial Condition
December 31, 2008

Assets

Current assets:	
Cash	$ 61,698
Receivable from broker-dealer	11,949
Commission receivable	15,767
Due from shareholders	84,388
Total current assets	173,802
Property and equipment at cost:	
Land	20,000
Leasehold improvements	69,846
Furniture and equipment	104,760
Vehicles	21,820
	216,426
Less accumulated depreciation	(166,720)
Net property and equipment	49,706
Total assets	$ 223,508

Liabilities and Stockholder's Equity

Liabilities:	
Accounts payable	21,423
Accrued expenses	4,800
Income taxes payable	2,568
Deferred income taxes	9,535
Total liabilities	38,326
Stockholder's equity:	
Common stock, no par value, 200 shares authorized; issued and outstanding	2,000
Additional paid-in capital	38,357
Retained earnings	144,825
Total stockholder's equity	185,182
Total liabilities and stockholder's equity	$ 223,508

See accompanying notes to financial statements.

JOHN JAMES INVESTMENTS, LTD.
Statement of Operations
Year ended December 31, 2008

Operating income:	
Commissions	$ 260,213
Commissions - commodities	16,424
Interest income	1,494
Total operating income	278,131
Operating expenses:	
Salaries	88,835
Payroll Taxes	6,728
Rent	72,636
Communications and telephone	9,830
Vehicles, travel and entertainment	18,899
Professional fees	10,348
Office supplies	12,324
Repairs and maintenace	12,054
Advertising	2,229
Utilities	7,132
Regulatory fees	9,861
Licenses and permits	3,000
Insurance	25,700
Depreciation	8,853
Other	3,149
Total operating expenses	291,578
Income before provisions for income taxes	(13,447)
Provision for income taxes	2,247
Net loss	$ (11,200)

See accompanying notes to financial statements.

JOHN JAMES INVESTMENTS, LTD.
Statement of Cash Flows
Year ended December 31, 2008

Cash flows provided by operating activities:	
Net loss	$ (11,200)
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	8,853
Changes in:	
Receivables from broker-dealer	2,249
Commission receivable	10,828
Accounts payable	(9,950)
Accrued expenses	(700)
Income taxes payable	(4,206)
Defferred income taxes	(4,815)
Net cash used in operating activities	(8,941)
Cash flows from financing activities - dividends paid	(22,500)
Net decrease in cash	(31,441)
Cash at beginning of year	93,139
Cash at end of year	$ 61,698
Supplemental disclosure of cash flow information - cash paid during the year for taxes	$ 4,320

See accompanying notes to financial statements.

JOHN JAMES INVESTMENTS, LTD.
Statement of Stockholder's Equity
Year ended December 31, 2008

	Common stock	Additional paid-in capital	Retained earnings	Total
Balances at December 31, 2007	$ 2,000	38,357	178,525	218,882
Net loss	-	-	(11,200)	(11,200)
Dividends paid	-	-	(22,500)	(22,500)
Balances at December 31, 2008	$ 2,000	38,357	144,825	185,182

See accompanying notes to financial statements.

JOHN JAMES INVESTMENTS, LTD.

Notes to Financial Statements

December 31, 2008

(1) Organization

John James Investments, Ltd. Is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is an "introducing broker", who does not take possession of customer funds or carry customer accounts, and primarily earns commissions on the buying and selling of various financial instruments and investments. The Company maintains an office in Williamsville, New York and its customers are located primarily in Western New York State.

(2) Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

(a) Basis of Accounting

The books of account are maintained and financial statements are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America. Under this accrual method, revenues are recorded when earned and expenses are recorded when incurred.

(b) Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash

For purposes of reporting cash flows, cash includes money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

(d) Concentration of Credit Risk

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(2) Summary of Significant Accounting Policies, Continued

(e) Receivables

The receivables from broker-dealer is due from the Company's clearing broker. The commissions receivables are due primarily from various investment companies. Losses from uncollectible receivables shall be accrued when it is probable that a receivable is impaired and the amount of the loss can be reasonably estimated. As of the date of the financial statements, management believes that neither of these conditions exists with regard to receivables and, as such, an allowance for doubtful accounts has not been established.

(f) Capitalization and Depreciation

Property and equipment are recorded at cost. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated services lives using the straight-line method. Improvements are capitalized, while expenditures for maintenance and repairs are charged to expense as incurred. Upon disposal of depreciable property, the appropriate property accounts are reduced by the related costs and accumulated depreciation. The resulting gains and losses are reflected in the statement of operations.

(g) Income Taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". This statement requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

(h) Adverting

Advertising cost are expensed as incurred.

(3) Related Party Transactions

The Company rents office space on a month-to-month basis from the shareholder under an informal agreement. Rent expense under this agreement amounted to $72,636, for the year ended December 31 2008.

(4) Income Taxes

The provision for income taxes for the year ended December 31, 2008 consists of the following:

Current Federal taxes	$ 1,755
Current State taxes	813
Deferred income taxes	(4,815)
	$ (2,247)

(4) Income Taxes, Continued

Temporary differences giving rise to the net deferred tax liability at December 31, 2008 consist primarily of the change in the method of accounting for tax purposes from cash to accrual and the excess of depreciation for tax purposes over the amount for financial purposes. Deferred income taxes liability at December 31, 2008 amounted to $9,535.

(5) Net Capital Requirements

The Company is subject to the net capital requirements of the SEC and the NASD. The Company must maintain net capital, as defined, of the greater of $5,000 or one-fifteenth of its aggregate indebtedness, as defined. At December 31, 2008, the Company's net capital and excess net capital were $60,593 and $55,593, respectively. The ratio of aggregate indebtedness to net capital was approximately .475 to 1.

(6) Reserve Requirement

Rule 15c3-3 under the Securities Exchange Act of 1934 provides a formula for the maintenance by broker-dealers of reserves in connection with customer related transactions and standards for broker dealers regarding the physical possession or control of fully-paid and excess margin securities. There are allowable exemptions to the Rule provided that certain conditions are met. Due to the nature of the Company's business (note 1) these conditions are satisfied and the Company claims an exemption under subparagraph (k)(2)(ii) of the Rule.

(7) Reconciliation of Focus Report

Rule 17a-5(d)(4) under the Securities Exchange Act of 1934 requires a reconciliation of the audited computation and the broker-dealer's corresponding unaudited Part IIA. After review of Form X-17A-5 presented by the Company, no material differences exist.

JOHN JAMES INVESTMENTS, LTD.

Computation of Net Capital Pursuant to Rule 15c3-1 of
the Securities and Exchange Act of 1934

As of December 31, 2008

Total stockholder's equity from statement of financial condition	$ 185,182
Non-allowable assets from statement of financial condition - net of deferred income tax	124,589
Net capital	60,593
Computation of basic net capital requirement - net capital requirement (greater of 6 2/3% of aggregate indebtedness $1,919 or $5,000)	(5,000)
Excess net capital	$ 55,593
Aggregate indebtedness - accounts payable and accrued expenses	$ 28,791
Ratio - Aggregate indebtedness to net capital	.475 to 1

TOSKI, SCHAEFER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
555 INTERNATIONAL DRIVE
WILLIAMSVILLE, NEW YORK 14221

TELEPHONE (716) 634-0700
FAX (716) 634-0764

The Shareholder
John James Investments, Ltd.

In planning and performing our audit of the financial statements of John James Investments, Ltd. (the Company) for the year ended December 31, 2008 (on which we issued our report dated February 28, 2009), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exempt provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the Commission) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control

Our consideration of internal control over financial reporting was for the limited purpose described in the first paragraph of this section and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control over financial reporting that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Toski, Schaefer & Co., P.C.

Williamsville, New York
February 28, 2009